101 Constitution Avenue, NW Washington, DC 20080 www.wglholdings.com

Arden T. Phillips
Corporate Secretary and
Corporate Governance Officer
(202) 624-6550
(202) 842-2880 FAX
aphillips@washgas.com
December 15, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	WGL Holdings, Inc. Request to Withdraw Registration Statement on Form S-3 SEC File No. 333-171158
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), WGL Holdings, Inc. (the “Company”) hereby applies to the Securities and Exchange Commission (the “Commission”) for withdrawal of the Company’s Registration Statement on Form S-3 (Registration No. 333-171158) filed on December 14, 2010, together with all exhibits and amendments thereto (the “Registration Statement”).
The Company is requesting withdrawal of the Registration Statement because the Registration Statement was incorrectly coded by the Company’s vendor and filed as an “S-3D” on the Commission’s EDGAR system (the Registration Statement should have been coded as an “S-3ASR”). No securities were sold pursuant to the Registration Statement.
The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 under the Securities Act.
The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.
Should you have any questions regarding the withdrawal, please contact at (202) 624-6550.
Thank you for your assistance in this matter.

Sincerely,
/s/ Arden T. Phillips
Arden T. Phillips
Corporate Secretary and Corporate Governance Officer